pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Project Not Granted An Environmental Assessment Certificate

Vancouver BC,  February 9, 2022:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) is announcing that an EAC will not be issued for the Morrison Copper/Gold Project, following a decision by George Heyman, Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation.

The Company has been advised that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.

The correspondence in this matter can be found at:  https://www.projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/

Management is currently considering the options available for a path forward for the project.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.